-----------                                                                                         -------------------------------
  FORM 4                               UNITED STATES SECURITIES AND EXCHANGE COMMISSION             |         OMB APPROVAL        |
-----------                                           Washington, D.C. 20549                        |                             |
                                                                                                    -------------------------------
[ ] Check this box if                                                                               |                             |
    no longer subject                   STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                |OMB Number         3235-0287 |
    to Section 16.             Filed pursuant to Section 16(a) of the Securities Exchange Act of    |Expires:  September 30, 1998 |
    Form 4 or Form 5            1934, Section 17(a) of the Public Utility Holding Company Act of    |Estimated average burden     |
    obligations may                1935 or Section 30(f) of the Investment Company Act of 1940      |hours per response.......0.5 |
    continue. See                                                                                   -------------------------------
    Instruction 1(b)
(Print or Type Responses)
-----------------------------------------------------------------------------------------------------------------------------------
                                              |                                              |
1.    Name and Address of Reporting Person*   | 2. Issuer Name and Ticker or Trading Symbol  |  6.  Relationship of Reporting
                                              |                                              |      Person(s) to Issuer
       Magida      Stephen           A.       |    Galileo Corporation (Nasdaq: GAEO)        |      (Check all applicable)
----------------------------------------------|--------------------------|-------------------|
      (Last)         (First)        (Middle)  |                          |                   |
                                              | 3.  IRS or Social Se-    |4. Statement for   |       __ Director    X  10% Owner
      105 Harbor Drive, Suite 125             |     curity Number of     |    Month/Year     |       __ Officer     __ Other
----------------------------------------------|     Reporting Person     |                   |          (give title    (specify
                    (Street)                  |     (Voluntary)          |                   |           below)         below)
                                              |                          |                   |
                                              |                          |      12/98        |           _________________
                                              |                          |                   |
                                              |                          |                   |
                                              |                          |                   |
                                              |                          |----------------------------------------------------------
                                              |                          |5. If Amendment,   |7.  Individual or Joint/Group Filing
                                              |                          |   Date of Original|    (Check Applicable Line)
      Stamford     CT               06902     |                          |   (Month/Year)    |  X Form filed by One Reporting Person
                                              |                          |                   | ___Form filed by More than One
                                              |                          |                   |    Reporting Person
----------------------------------------------|------------------------------------------------------------------------------------
     (City)           (State)        (Zip)    | Table I -- Non-Derivative Securities, Acquired, Disposed of, or Beneficially Owned
-----------------------------------------------------------------------------------------------------------------------------------
1.   Title of Security    | 2. Trans- | 3. Trans-    | 4. Securities Acquired (A)|5. Amount of     |6.  Owner-       | 7. Nature of
     (Instr. 3)           |    action |    action    |     or Disposed of (D)    |   Securities    |     ship        |    Indirect
                          |    Date   |    Code      |                           |   Beneficially  |     Form:       |    Bene-
                          |           |              |                           |   Owned at      |     Direct      |    ficial
                          |    (Month/|              |                           |   End of Month  |     (D) or (I)  |    Ownership
                          |    Day/   |    (Instr. 8)|     (Instr.3, 4 and 5)    |                 |                 |
                          |    Year)  |------|-------|---------|----------|------|                 |                 |
                          |           |Code  |   V   |Amount   |(A) or (D)|Price | (Instr. 3 and 4)|     (Instr. 4)  |   (Instr. 4)
--------------------------|-----------|------|-------|---------|----------|------|-----------------|-----------------|-------------
Common Stock, par value   |  12/30/98 | P    |       |1,500    |  A       |$3.875|                 |        I(1)     |      (1)
$.01 per share            |           |      |       |shares   |          |      |                 |                 |
--------------------------|-----------|------|-------|---------|----------|------|-----------------|-----------------|--------------
Common Stock, par value   |  12/30/98 | P    |       |3,000    |  A       |$3.750|                 |        I(1)     |      (1)
$.01 per share            |           |      |       |shares   |          |      |                 |                 |
--------------------------|-----------|------|-------|---------|----------|------|-----------------|-----------------|--------------
Common Stock, par value   |  12/31/98 | P    |       |7,500    |  A       |$3.875|   23,000(1)     |        I(1)     |      (1)
$.01 per share            |           |      |       |shares   |          |      |                 |                 |
--------------------------|-----------|------|-------|---------|----------|------|-----------------|-----------------|--------------
Common Stock, par value   |           |      |       |         |          |      | 2,000,000(2)    |        I(2)     |      (2)
$.01 per share            |           |      |       |         |          |      |                 |                 |
--------------------------|-----------|------|-------|---------|----------|------|-----------------|-----------------|--------------
                          |           |      |       |         |          |      |                 |                 |
--------------------------|-----------|------|-------|---------|----------|------|-----------------|-----------------|--------------
                          |           |      |       |         |          |      |                 |                 |
===================================================================================================================================

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one person, see Instruction 4(b)(v).

                                                                Page 1 of 2 pages                                          (Over)

FORM 4 (Continued)                       Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                                 (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------------
1. Title of   |2.(Conver-|3.Trans-|4.Trans-|5.Number of      |6.Date Exer-   |7.Title and   |8.Price |9.Number  |10.Owner-|11.Nature
   Derivative |  sion or |  action|  action|  Derivative     |  cisable      |  Amount of   |  of    | of deriv-| ship    |of
   Security   |  Exercise|  Date  |  Code  |  Securities     |  and          |  Underlying  |  Deri- | ative    | Form of |Indirect
   (Instr. 3) |  Price of|        |(Instr. |  Acquired       |  Expiration   |  Securities  |  vative| Securi-  | Deriva- |Benefi-
              |  Deriv-  |        | 8)     |  (A) or Dis-    |  Date         |  (Instrs. 3  |  Secu- | ties     | tive    |cial
              |  ative   |        |        |  posed of       | (Month/Day/   |   and 4)     |  rity  | Benefi-  | Secu-   |Owner-
              |  Security| (Month/|        |  (D)            |  Year)        |              | (Instr.| cially   | rity:   |ship
              |          |  Day/  |        |(Instrs. 3,4,    |               |              |  5)    | Owned    | Direct  |(Instr.
              |          |        |        | and 5)          |               |              |        | at End   | (D) or  | 4)
              |          |        |        |                 |               |              |        | of Month | Indirect|
              |          |        |        |                 ----------------|---------------        | (Instr.  | (I)     |
              |          |        |        |                 |Date  |Expira- |      |Amount |        |  4)      | (Instr. |
              |          |        |        |                 |Exer- |tion    |Title |or     |        |          |  4)     |
              |----------|--------|----|---|----------|------|cisa- |Date    |      |Number |        |          |         |
              |          |        |    |   |          |      |ble   |        |      |of     |        |          |         |
              |          |        |    |   |          |      |      |        |      |Shares |        |          |         |
              |          |        |Code| V |    (A)   | (D)  |      |        |      |       |        |          |         |
--------------|----------|--------|----|---|----------|------|------|--------|------|-------|--------|----------|---------|---------
              |          |        |    |   |          |      |      |        |      |       |        |          |         |
              |          |        |    |   |          |      |      |        |      |       |        |          |         |
              |          |        |    |   |          |      |      |        |      |       |        |          |         |
--------------|----------|--------|----|---|----------|------|------|--------|------|-------|--------|----------|---------|---------
              |          |        |    |   |          |      |      |        |      |       |        |          |         |
              |          |        |    |   |          |      |      |        |      |       |        |          |         |
              |          |        |    |   |          |      |      |        |      |       |        |          |         |
--------------|----------|--------|----|---|----------|------|------|--------|------|-------|--------|----------|---------|---------
              |          |        |    |   |          |      |      |        |      |       |        |          |         |
              |          |        |    |   |          |      |      |        |      |       |        |          |         |
              |          |        |    |   |          |      |      |        |      |       |        |          |         |
--------------|----------|--------|----|---|----------|------|------|--------|------|-------|--------|----------|---------|---------
              |          |        |    |   |          |      |      |        |      |       |        |          |         |
              |          |        |    |   |          |      |      |        |      |       |        |          |         |
              |          |        |    |   |          |      |      |        |      |       |        |          |         |
--------------|----------|--------|----|---|----------|------|------|--------|------|-------|--------|----------|---------|---------
              |          |        |    |   |          |      |      |        |      |       |        |          |         |
              |          |        |    |   |          |      |      |        |      |       |        |          |         |
              |          |        |    |   |          |      |      |        |      |       |        |          |         |
--------------|----------|--------|----|---|----------|------|------|--------|------|-------|--------|----------|---------|---------
              |          |        |    |   |          |      |      |        |      |       |        |          |         |
              |          |        |    |   |          |      |      |        |      |       |        |          |         |
              |          |        |    |   |          |      |      |        |      |       |        |          |         |
------------------------------------------------------------------------------------------------------------------------------------

 Explanation of Responses:

(1) Mr. Magida may be deemed to benefically own these shares indirectly in his capacity as trustee under certain trusts for the benefit of members of the family of Gerhard R. Andlinger. This report shall not be deemed an admission that Mr. Magida is the beneficial owner of such shares.

(2)  These shares are beneficially owned directly by Andlinger Capital XIII LLC.
     Mr. Magida may be deemed to beneficially own such shares in his capacity as Manager of Andlinger Capital XIII LLC. This report shall not be deemed an admisision that Mr. Magida is the beneficial owner of such shares.


**  Intentional misstatements or omissions of facts constitute                     /s/Stephen A. Magida                  01/07/99
    Federal Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).        --------------------------------     -----------
                                                                                   ** Signature of Reporting Person         Date

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

    Potential  persons  who are to  respond  to the  collection  of  information contained  in this form are not required to respond  unless the form  displays a currently valid OMB Number.
                                                                Page 2 of 2 pages                                          (Over)